[LETTERHEAD OF WIEN & MALKIN LLP]





                                                  April 15, 2002



TO PARTICIPANTS IN EMPIRE STATE BUILDING ASSOCIATES L.L.C. ("Associates") Federal Identification Number 13-6084254

        We enclose the annual report of Empire State Building Associates L.L.C. for the year ended December 31, 2001 and the comparative statement of operations under the sublease for the years 2001 and 2000.

        In 2001, the operating sublessee received a real estate tax refund of $26,004,965 applicable to the tax years 1992/1993 through 2001/2002. The net refund was $23,208,810, after deduction of fees to Sherman & Gordon, P.C. and Wien & Malkin LLP, each in the amount of $1,163,531, net refund/credit to tenants of $402,934 to adjust for prior real estate tax escalation billings, and $66,159 for appraisal, accounting, filing fees and miscellaneous disbursements. As indicated in Note 5 of the operating sublessee's report, the net real estate tax refund subject to overage rent was $19,001,383.

        Professional fees of $3,130,969 reflected in the annexed year 2001 operating report of the sublessee include the above referenced real estate tax refund fees. Other professional fees of $676,260 incurred by Associates included $512,820 to Wien & Malkin LLP, as approved in the September 14,
2001 consent solicitation, to acquire fee title to the Empire State Building, costs relating to the defense of the Studley and Schneider litigations, as discussed below, and fees and expenses relating to the conversion of Associates to a limited liability company.

        As you were previously advised, the Appellate Division of New York State Supreme Court affirmed the final dismissal of the action entitled Julien J. Studley v. Peter L. Malkin et al. On April 26, 2001, the New York State Court of Appeals denied plaintiff's application for review of the Appellate Division's dismissal, thereby concluding the litigation. Empire State Building Company L.L.C. reimbursed Associates $1,660,904 in 2001 for litigation expenses paid by Associates in the successful defense against the plaintiff's claims from 1991 to final adjudication of the case in 2001.
The $1,660,904 is reflected in the annexed report of Associates as miscellaneous income.

        The litigation commenced by Mr. Schneider (holder of a $10,000 face participation in Associates, representing 1/3300th of the interests in Associates) against Associates' Agents claims that the Agents violated contractual and fiduciary duties and that the consent of the Participants to Associates' program for acquisition and financing of the fee title to the Empire State Building pursuant to the September 14, 2001 Solicitation is ineffective. On February 28, 2002, the Court issued an order dismissing all of Mr. Schneider's claims. On March 8, 2002, Mr. Schneider filed a Notice of Appeal of the Court's ruling. Associates believes that Mr. Schneider's claims are without merit and intends to contest them vigorously.

        The sublease provides for the payment of additional rent equal to 50% of the sublessee's profit in excess of $1,000,000. The profit for 2001 was $53,145,005, so that the sublessee paid additional rent of $26,072,502. The profit for 2000 was $30,167,524, so that the sublessee paid additional rent of $14,583,762. There was $24,574,468 available for distribution. In accordance with the partnership agreement, 6% of the distribution, $1,474,468, has been paid to Wien & Malkin LLP. $23,100,000 was distributed to the participants on March 6, 2002 and represented 70% on the original cash investment of $33,000,000. Together with regular monthly distributions during the year 2001, total distributions to participants for 2001 were at the rate of about 81.8%. Details are as follows:

Additional rent for the year 2001                               $26,072,502
Dividend income                                                     248,948
                                                                 26,321,450
Less:
Addition to existing reserves for annual debt service
on mortgage to finance acquisition of the land and
building, net of ground rent savings                 $1,228,482
Reserve for future expenses in defending
the suit brought by Irving Schneider                    500,000
	Costs of converting Associates to a limited
liability company                                        18,500  (1,746,982)

        Balance                                                 $24,574,468
Distribution to participants on March 6, 2002                   $23,100,000
Additional fee paid to Wien & Malkin LLP
        (6% of $24,574,468)                                       1,474,468
        Total                                                   $24,574,468

        Total distributions to the participants on the original cash investment for the years 2001, 2000, 1999, 1998, 1997 and 1996 were at the rates of approximately 81.8%, 51.8%, 31.9%, 20.3%, 15% and 11.8%, respectively.

        For financial statement purposes, while the income of Associates for the year 2001 was $29,512,491, distributions of $26,989,333, including the additional distribution of $23,100,000, were made to participants. The difference arises mainly because of additions to the existing reserves held by Associates to fund anticipated monthly interest payments on the mortgage to acquire fee title to the Empire State Building (the monthly payments from the sublessee to Associates do not cover monthly interest payments thereby requiring the establishment of an annual reserve from overage rent), and to establish a $500,000 reserve for future expenses in defending against litigation brought by Irving Schneider. Associates is holding total reserves of approximately $4,500,000. Such reserves are not deducted for tax purposes on Schedule K-1 until payments are made.

        In accord with the September 14, 2001 Solicitation of Consents from the participants in Associates, on March 18, 2002 Associates signed both a purchase contract to acquire the fee title to the Empire State Building at a price of $57,500,000 (with a deposit of $1,000,000) and a mortgage commitment to finance the acquisition and related costs.

        Taking into account that a portion of prior distributions constituted a return of capital, the average capital investment for the year 2001 was $24,350,747. Distributions of $26,989,333 were about 110.84% on the average capital. The book value on December 31, 2001 of an original cash investment of $10,000 was $9,260.

        Those participants who have voluntarily authorized additional compensation to Wien & Malkin LLP pursuant to the consent solicitation letters of September 14, 2001 and September 13, 1991 will receive from Wien & Malkin LLP each year through January 5, 2076, their pro rata shares of the originally scheduled increases in additional payments to Wien & Malkin LLP from the reductions in master lease rent effective in 1992 and 2013. This amounts to $45,017 per annum commencing in 1992 and $52,405 per annum commencing in 2013. Each such participant holding a $10,000 participation will receive each year $13.64 for 1992 through 2012 and $15.88 commencing 2013. The first payment to consenting participants on account of the year 1992 was included in the check distributed on February 28, 1993. The Schedule K-1 previously submitted to you noted the amount you received on March 2, 2001 to be reported on your 2001 income tax returns. The payment for 2001 was mailed to you on March 6, 2002 and will be reportable on your 2002 income tax returns.

        Schedule K-1 forms (Form 1065), containing 2001 tax information, were mailed to the participants on March 15, 2002.

        If you have any question about the enclosed material, please communicate with our office.

                                                Cordially yours,

                                                WIEN & MALKIN LLP

                                                By:  Stanley Katzman


SK:fm
Enc.


[LETTERHEAD OF J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS]







INDEPENDENT ACCOUNTANTS' REPORT



To the participants in Empire State Building Associates L.L.C. (a Limited Liability Company):


We have audited the accompanying balance sheet of Empire State Building Associates L.L.C. ("Associates") as of December 31, 2001, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of Associates' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire State Building Associates L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



						J.H. Cohn LLP
						1212 Avenue of the Americas
						New York, N. Y. 10036

March 27, 2002

                EMPIRE STATE BUILDING ASSOCIATES L.L.C.
                  (A Limited Liability Company)

                       BALANCE SHEET

	                      DECEMBER 31, 2001






Assets
	Cash and cash equivalents:
         JP Morgan Chase Bank                            $         3,739
         Distribution account held by Wien & Malkin LLP          324,111
         Fidelity U.S. Treasury Income Portfolio              29,520,266
											29,848,116
	Additional rent due from Empire
         State Building Company L.L.C.                            72,502

        Prepaid rent                                              23,831

        Deferred charges                                         110,050

	Leasehold on Empire State Building,
	 350 Fifth Avenue, New York, N.Y.	$39,000,000
           Less: Accumulated amortization
             of leasehold                        36,706,830    2,293,170

                     Total assets                            $32,347,669


Liabilities and members' equity
	Liabilities:
            Accrued supervisory services       $ 1,474,468
            Accrued professional fees              316,804

            Total liabilities                               $ 1,791,272

	Contingencies

        Members' equity                                      30,556,397

         Total liabilities and members' equity              $32,347,669







                See accompanying notes to financial statements.


                EMPIRE STATE BUILDING ASSOCIATES L.L.C.
                      (A Limited Liability Company)

                          STATEMENT OF INCOME

                      YEAR ENDED DECEMBER 31, 2001





Income:

        Basic rent                                 $  6,018,750
        Additional rent                              26,072,502
        Dividend income                                 248,948
        Miscellaneous income                          1,660,904

            Total income                             34,001,104


Expenses:

        Leasehold rent                              $1,970,000
        Professional fees                              676,260
        Supervisory services                         1,633,885

            Total expenses                           4,280,145

Income before amortization of leasehold             29,720,959

Amortization of leasehold                              208,468

Net income                                         $29,512,491






	See accompanying notes to financial statements.


                EMPIRE STATE BUILDING ASSOCIATES L.L.C.
                   (A Limited Liability Company)

                   STATEMENT OF MEMBERS' EQUITY

	           YEAR ENDED DECEMBER 31, 2001




Members' equity, January 1, 2001                                  $18,145,097

    Add, Net income for the year ended
      December 31, 2001                                            29,512,491

											47,657,588
    Less, Distributions:

    Monthly distributions,
     January 1, 2001 through December 31, 2001        $ 3,889,333

      Additional distribution on March 2, 2001         13,211,858  17,101,191


     Members' equity, December 31, 2001                           $30,556,397
























	See accompanying notes to financial statements.


                EMPIRE STATE BUILDING ASSOCIATES L.L.C.
                  (A Limited Liability Company)

                    STATEMENT OF CASH FLOWS

                 YEAR ENDED DECEMBER 31, 2001




Cash flows from operating activities

   Net income                                              $ 29,512,491
     Adjustments to reconcile net income to net cash provided by operating activities:

     Amortization of leasehold                                  208,468
     Changes in operating assets and liabilities:
        Additional rent due from
         Empire State Building Company L.L.C.                 2,511,260
        Deferred charges                                       (110,050)
        Accrued supervisory services                            631,158
        Accrued professional fees                            (1,537,761)

   Net cash provided by operating activities                 31,215,566


Cash flows from financing activities

    Distributions to participants                           (17,101,191)

           Net cash used in financing activities            (17,101,191)

    Net increase in cash and cash equivalents                14,114,375

  Cash and cash equivalents, beginning of year               15,733,741

      Cash and cash equivalents, end of year               $ 29,848,116














	See accompanying notes to financial statements.



                EMPIRE STATE BUILDING ASSOCIATES L.L.C.
                   (A Limited Liability Company)

                  NOTES TO FINANCIAL STATEMENTS

	              DECEMBER 31, 2001



1.  Business Activity

Empire State Building Associates L.L.C. ("Associates") holds the tenant's position in the master leasehold of the Empire State Building (the "Building"), located at 350 Fifth Avenue, New York City. Associates subleases the property to Empire State Building Company L.L.C. ("Company").

Associates operated as a general partnership, Empire State Building Associates, until October 1, 2001, when it converted to a limited liability company and changed to its current name. Ownership percentages in Associates were unchanged by the conversion. Associates continues to be treated as a partnership for tax purposes, and the partnership's income tax basis of its assets and liabilities carried over to the limited liability company.



2.  Summary of Significant Accounting Policies

     Cash and cash equivalents

     Cash and cash equivalents include investments in money market funds and all highly liquid debt instruments purchased with a maturity of three months or less.

     Leasehold and amortization

     The leasehold is stated at cost. Amortization of the leasehold is being computed through its first renewal term by the straight-line method over its estimated useful life of 25 years, from January 1, 1988 to January 5, 2013.

     Use of estimates

     In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



3.   Rent Income and Related Party Transactions

The sublease provides for the same first renewal term and additional renewal options as the leasehold (see Note 4), less one day. In accordance with the terms of the operating sublease, annual minimum net basic rent is $6,018,750 during the first renewal term, and $5,895,625 during each of the remaining three renewal terms.


                  EMPIRE STATE BUILDING ASSOCIATES L.L.C.
                     (A Limited Liability Company)

                NOTES TO FINANCIAL STATEMENTS (Continued)



3.   Rent Income and Related Party Transactions (continued)

     Additional rent under the sublease is payable in an amount equal to 50% of the sublessee's annual net income, as defined, in excess of $1,000,000. Additional rent earned for the year 2001 was $26,072,502.

     A member in Associates is also a member in the sublessee.



4.   Leasehold Rent


     Pursuant to an operating lease dated December 27, 1961, as modified February 15, 1965, with the Prudential Insurance Company of America ("Prudential"), leasehold rent represents the net basic rent of $1,970,000 per annum for the remainder of the first renewal term of the lease from January 5, 1992 to January 5, 2013.

     The lease contains options for Associates to renew the leasehold for three additional terms of twenty-one years each. The basic rent is to be reduced to $1,723,750 per annum for each of the remaining three renewal terms.

     On November 27, 1991, Prudential sold the property to E. G. Holding Co., Inc. which, through merger and conveyance, transferred its interest as lessor to Trump Empire State Partners. Associates' rights under the master leasehold remain unchanged.

     See Note 7.



5. Professional Fees, Supervisory Services, Miscellaneous Income and Related Party Transactions

     Payments for professional fees, including disbursements, include $292,069 made to the firm of Wien & Malkin LLP, a related party. Accrued professional fees include $220,749 owed to Wien & Malkin LLP. Additionally, payments for supervisory services, which include disbursements and costs of accounting services, are made to Wien &
     Malkin LLP.  Some members of that firm are members in Associates.

     Miscellaneous income of $1,660,904 consists of a reimbursement by Company of litigation costs and disbursements previously expensed by Associates. The costs had been incurred in Associates' successful defense of dismissed claims by Julien Studley, a holder of a $20,000 original participation in Associates, against Agents for Associates.




                EMPIRE STATE BUILDING ASSOCIATES L.L.C.
                   (A Limited Liability Company)

                NOTES TO FINANCIAL STATEMENTS (Continued)



6.   Income Taxes

     Net income is computed without regard to income tax expense since Associates does not pay a tax on its income; instead, any such taxes are paid by the participants in their individual capacities.



7.   Proposal to Acquire Fee Title to Empire State Building and Subsequent
     Event

     On September 14, 2001 Associates' Agents filed a proxy statment with the Securities and Exchange Commission in connection with the Solicitation of Consents of Associates' Participants for a program
     (a) to acquire the fee title to the Empire State Building for a price not to exceed $57.5 million, and for total acquisition and financing costs not to exceed $60.5 million; (b) to mortgage the fee title and leasehold to finance such total costs; and (c) to effect such acquisition and financing alone or with the operating sublessee or any third party on terms the Agents believe beneficial for Associates. The required consents for the program were obtained prior to December 31, 2001. On March 18, 2002, Associates signed both a purchase contract to acquire the fee title at a price of $57.5 million (with a deposit of $1 million) and a $60.5 million mortgage commitment to finance the acquisition and financing costs.



8.   Litigation and Subsequent Events

     On November 29, 2001, an action entitled Irving Schneider v. Peter L. Malkin et al. was brought in New York State Supreme Court by the holder of a $10,000 original participation in Associates (representing 1/3300th of the interests in Associates) against Associates' Agents, claiming that the Agents had violated contractual and fiduciary duties and that the consent of the Participants to Associates' program for acquisition and financing of the fee title to the Empire State Building pursuant to the September 14, 2001 Solicitation is ineffective. On February 28, 2002, the Court granted an order dismissing all of Mr. Schneider's claims.
     Mr. Schneider filed on March 8, 2002 a notice of appeal of the order dismissing his claims.

     Associates has paid the defense costs in this action for professional fees and disbursements, of which $122,442 has been incurred through December 31, 2001. Counsel for Associates' Agents has advised that
     Mr. Schneider's claims are without merit. It is not possible at this time to determine the potential loss, if any, which might result from this action. No provision for liability has been made in the accompanying financial statements. Associates established a reserve of $500,000 as of March 11, 2002 for future defense costs in any appeal or other proceedings related to this matter.









             EMPIRE STATE BUILDING ASSOCIATES L.L.C.
                 (A Limited Liability Company)

           NOTES TO FINANCIAL STATEMENTS (Continued)



9. Contingencies

   Wien & Malkin LLP and Peter L. Malkin are engaged in a dispute with Company's managing agent, Helmsley-Spear, Inc., concerning the management, leasing, and supervision of the property that is subject to the net sublease to the operating sublessee. In this connection, certain legal and professional fees and other expenses have been paid and incurred by Wien & Malkin LLP and Mr. Malkin, and additional costs are expected to be incurred. Wien & Malkin LLP and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) competent tribunal authorizes payment by Associates or (b) a participant voluntarily agrees that his or her proportionate share be paid. Accordingly, Associates' allocable share of such costs is as yet undetermined, and Associates has not provided for the expense and related liability with respect to such costs in these financial statements.

   The original action commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the arbitrators, which was confirmed by the court, (i) reaffirms the right of the partners in the lessee to vote to terminate Helmsley-Spear, Inc. without cause, (ii) dismisses Helmsley-Spear, Inc.'s claims against Wien & Malkin LLP, and (iii) rejects the termination of Helmsley-Spear, Inc. for cause. Parts of the decision of the court are under appeal.



10. Receipt of Warrants and Stock in Telecommunications Companies

    In 2000 Associates received shares of common stock and warrants from certain unrelated companies in exchange for permission for those companies to provide high speed internet access and other telecommunication services to the Building. The Sublessee received an equal number of shares and warrants. There are restrictions as to the transfer of the stock, and neither the warrants nor the stock has an ascertainable value as of the balance sheet date. Accordingly, the accompanying financial statements do not reflect any value for these securities.



11. Concentration of Credit Risk

    Associates maintains cash balances in a bank, money market funds (Fidelity U.S. Treasury Income Portfolio) and a distribution account held by Wien & Malkin LLP. The bank balance is insured by the Federal Deposit Insurance Corporation up to $100,000, and at December 31, 2001 was completely insured. The cash in the money market funds and the account held by Wien & Malkin LLP are not insured. The funds held in the distribution account were paid to the participants on January 1, 2002.



12. Reclassifications

    As a result of conversion of Associates to a limited liability company (Note 1), certain accounts at January 1, 2001 have been reclassified to conform with the presentation in the current year financial statements.






[LETTERHEAD OF MCGRATH, DOYLE & PHAIR
CERTIFIED PUBLIC ACCOUNTANTS]



                                     March 19, 2002




Empire State Building Company L.L.C.
60 East 42nd Street
New York, NY  10165

        We have audited the accompanying Comparative Combined Statement of Income of Empire State Building and Observatory for the years ended December 31, 2001 and 2000 for the purpose of determining "Net Operating Profit" and "Overage Rent" as those terms are defined in Section 2.05 of Agreement of Sublease dated December 27, 1961. During the years ended December 31, 2001 and 2000, the entire building, with the exception of the Observatory, was operated by Empire State Building Company L.L.C. and the Observatory was operated by Empire State Building, Inc. The Combined Statement of Income is the responsibility of the management of Empire State Building Company L.L.C. and Empire State Building, Inc. Our responsibility is to express an opinion on the Combined Statement of Income based on our audit.

	We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Statement of Income is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Combined Statement of Income. We believe that our audit provides a reasonable basis for our opinion.

	In our opinion, the accompanying Comparative Combined Statement of Income of Empire State Building and Observatory presents fairly, in all material respects, the Net Operating Profit and Overage Rent for the years ended December 31, 2001 and 2000, in conformity with Section 2.05 of the aforementioned Agreement dated December 27, 1961.

	As discussed in Note 3 to the Combined Statement of Income, Empire State Building Company L.L.C. and other related parties have been named as defendants in legal actions. All defendants have denied all material allegations. It is not possible at this time to predict the outcome or range of potential loss, if any, which might result from those actions. No provision for any loss has been made in the accompanying Combined Statement of Income.


New York, NY
March 19, 2002

                Empire State Building and Observatory
                COMPARATIVE COMBINED STATEMENT OF INCOME

                                                                        Increase
                                        2001            2000            (Decrease)
INCOME
 Rent, including electricity        $78,273,477      $69,461,218        $8,812,259
 Observatory admissions              21,108,995       23,654,368        (2,545,373)
 Other observatory income             3,769,522        2,624,108         1,145,414
 Antenna rent                         5,077,548        5,077,548             -
 Net real estate tax refund (Note 5) 19,001,383            -            19,001,383
 Lease cancellation                     104,779           67,760            37,019
 Percentage rent                           -             328,434          (328,434)
 Utility tax reduction (Note 6)            -             602,434          (602,434)
 Other                                1,025,230        1,033,768            (8,538)
 Total income                       128,360,934       02,849,638        25,511,296

OPERATING EXPENSES
 Rent                                 6,018,750        6,018,750             -
 Real estate taxes                   18,517,172       19,523,532       (1,006,360)
 Wages, contract cleaning and
   protection service                13,603,615       13,165,323          438,292
 Electricity                          7,193,645        7,029,324          164,321
 Tenants' and building alterations,
  repairs and supplies               10,317,180        6,823,452        3,493,728
 Management fees and leasing
  commissions (Note 1)                2,005,574        4,687,457       (2,681,883)
 Observatory:
  Wages                               2,587,102        2,278,651          308,451
  Contracted  labor                   2,066,353        2,145,304          (78,951)
  Advertising and public relations      367,470          402,858          (35,388)
  Payroll taxes and other labor cost    809,567          810,417             (850)
  Other taxes and expenses              539,948          348,276          191,672
  Steam                               1,558,714        1,545,921           12,793
  Professional fees (Note 2)          3,130,969        1,502,321        1,628,648
  Payroll taxes and other labor costs 3,859,169        3,792,167           67,002
  Insurance                             733,344          408,345          324,999
  Water and sewer                       287,154          464,299         (177,145)
  Rubbish removal                       115,638          175,057          (59,419)
  Advertising                           894,885          678,149          216,736
  Telephone                              97,158          113,263          (16,105)
  Sprinkler alarm service               127,435           93,662           33,773
  Directory service                      12,432           25,934          (13,502)
  Interest on NYS utility tax            60,619            6,953           53,666
  Sales and use tax                        -             158,601         (158,601)
  Interest on sales and use tax            -              72,655          (72,655)
  Paging and other intercommunication   136,270          137,704          (1,434)"
  Dues                                   31,988           48,691         (16,703)
  Utility tax (refund)                 (129,319)         (55,467)        (73,852)
  Other expenses                        273,097          280,516          (7,419)
  Total expenses before overage rent 75,215,929       72,682,115       2,533,814

NET OPERATING PROFIT                $53,145,005      $30,167,523     $22,977,482

 OVERAGE RENT, 50% OF NET OPERATING PROFIT
       IN EXCESS OF $1,000,000      $26,072,502      $14,583,762     $11,488,741











                Empire State Building and Observatory
                NOTES TO COMBINED STATEMENT OF INCOME


NOTE

  1. During 2001, a leasing commission in the amount of $300,000 was paid to Helmsley-Noyes, Inc., a company in which a member in Empire State Building Company L.L.C. ("Company") has a controlling interest.

  2.	Professional fees include payments to Wien & Malkin LLP.  A partner in
  Wien &  Malkin  LLP is a member in Company.

  3.	Litigation

  (a) Company is a defendant in an action instituted in the Supreme Court of the State of New York, County of New York, entitled Magnifique Parfumes And Cosmetics, Inc. d/b/a Perfumania v. Empire State Building, Inc.

        This is an action commenced on or about October 15, 1998 against Company (incorrectly named in the action as "Empire State Building, Inc.").

        This lawsuit which is brought by a tenant in the building seeks at least $700,000 in damages. In its complaint, plaintiff-tenant alleges that the Company breached its lease with plaintiff by, among other things, charging plaintiff for electricity on a submetering basis at a rate which far exceeds the rate permissable under the lease.

	On or about February 2, 1999, the Company served an answer to the complaint. The answer denied the material allegations of the complaint and asserted eight affirmative defenses.

	On or about February 22, 1999, the Company served an amended answer and counterclaim. The amended answer denied the material allegations of the complaint and asserted nine affirmative defenses.

	The counterclaim against plaintiff and Perfumania, Inc. (as guarantor) alleges that plaintiff breached certain obligations under the lease to pay certain rent, electricity and operating expense charges and owes the Company $37,312.11 in arrears under the lease.

        In or about the Fall of 1999, the parties exchanged discovery demands. Thereafter, the parties began engaging in settlement discussions and it was agreed to hold discovery in abeyance. The settlement discussions were never concluded and nothing further has occurred in the case to date.

	In the event plaintiff revives this matter, Company intends to contest the case vigorously while continuing settlement negotiations.








                Empire State Building and Observatory
                NOTES TO COMBINED STATEMENT OF INCOME

NOTE

  3.	Litigation - Continued

(b) Company was a defendant in an action instituted in the Supreme Court of the State of New York, County of New York, entitled Duane Reade v. Walgreen
Co. and Empire State Building. This was an action which was brought by a tenant in the building and commenced on February 14, 2000. Plaintiff alleged, among other things, that Company misled plaintiff in negotiations for a renewal of its lease that expired on April 30, 2000, and wrongfully entered into a lease with Walgreen for the space occupied by plaintiff.

     The complaint sought no money damages, but instead sought a judgment declaring that the lease between Walgreen and Company be deemed a renewal of the lease between Company and plaintiff, and that plaintiff be substituted for Walgreen as the tenant under the Walgreen lease. Alternatively, the complaint sought a judgment declaring that the Walgreen lease is a graft upon plaintiff's existing lease for its use and benefit and that plaintiff have all rights of the tenant under the Walgreen lease.

     On March 20, 2000, Company and Walgreen each moved to dismiss the Supreme Court Action as against them. While that motion was pending, on May 2, 2000, Company commenced a holdover proceeding against plaintiff in the Civil Court of the City of New York, County of New York, seeking, among other things, a judgment of possession of the premises and the issuance of a warrant to remove plaintiff (the "Holdover Proceeding").

     By Settlement and Surrender Agreement dated as of November 7, 2001, Company and Duane Reade agreed to settle their claims against one another in the Supreme Court Action and the Holdover Proceeding on the following terms, among others; (1) Duane Reade would pay Company $175,000 for Company's legal fees and expenses; (2) Duane Reade would surrender the premises on January 6, 2002; and (3) the parties' claims against one another in the two actions would be dismissed with prejudice. That settlement is now final and complete.


(c) NNT Group, Inc. ("NNT") was a purported sub-tenant occupying certain premises (the "Premises") of the Empire State Building. NNT was evicted from the Premises and the locks on the Premises were changed pursuant to an order of eviction. Following the eviction, NNT filed a suit against Company to recover its property remaining in the Premises. On December 21, 2001, the court entered an order granting NNT a judgment of possession for the limited purpose of accessing the Premises to retrieve its personal belongings. At the time the judge issued the order, NNT threatened to bring an action against the Company for treble damages and attorneys' fees based on an allegedly unlawful eviction.

    Pursuant to the court's order, Company permitted NNT to retrieve its personal belongings from the Premises. Subsequently, NNT attempted to gain access to the Premises and use the Premises to continue operating its business, without the Company's knowledge or consent. Upon discovering NNT's attempted and continued unlawful occupation of the Premises, the Company demanded that NNT vacate the Premises and remove all remaining property therein, which it did. To date, NNT has not filed any action for damages or attorneys' fees against the Company. Should it file any such action, the Company will vigorously defend against it.


                Empire State Building and Observatory
                NOTES TO COMBINED STATEMENT OF INCOME

NOTE

4.  Liabilities

    (a) Company and New York State agreed to a settlement of utility taxes for the years 1993 through 1997 by payment to the State of tax of $243,270 plus interest through December 31, 2001 of $185,613, or a total of $428,883.

    (b)  The City of New York had asserted a utility tax deficiency in the
    amount of $277,125 against   Company, through December 31, 1994, in
    connection with water, steam and non-metered electricity rent inclusion charges to tenants, plus accrued interest or approximately $345,603 through April 30, 2000. Company was also liable for an undetermined amount of additional New York City Utility Tax for periods after December 31, 1994. Under a settlement reached with New York City, Company settled all of its utility tax liability for all years by agreeing to pay any additional Tax for only the year 1997. The City reviewed the records of Company for 1997 and determined that no additional utility tax was payable. Accordingly, the prior proposed assessment of $277,125 plus interest thereon has been cancelled.

    The imposition of both New York State and New York City utility taxes on non-metered electricity rent inclusion charges was repealed effective January 1, 1998.

    (c) Wien & Malkin LLP and Peter L. Malkin, a member in Company, are engaged in a dispute with Helmsley-Spear, Inc. concerning the management, leasing and supervision of Company's property. In this connection, certain legal and professional fees and other expenses have been paid and incurred by Wien & Malkin LLP and Mr. Malkin and additional costs are expected to be incurred. Wien & Malkin LLP and Mr. Malkin have represented that such costs will be recovered only to the extent that ( a ) a competent tribunal authorizes payment by Company or ( b ) a member voluntarily agrees that his or her proportionate share be paid. Accordingly, Company has not provided for the expense and related liability with respect to such costs in these financial statements.

    The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirms the right of the members to vote to terminate Helmsley-Spear, Inc. without cause, (ii) dismisses Helmsley -Spear, Inc.'s claims against Wien & Malkin LLP and Peter L. Malkin, and (iii) rejects the termination of Helmsley-Spear, Inc. for cause. Parts of the decision of the court are under appeal.

    Irving Schneider, who is one of the controlling principals of Helmsley-Spear, Inc. and has no record or beneficial interest in Company, has brought litigation against Company's supervisor, Wien & Malkin LLP, and member, Mr. Malkin, claiming misconduct and seeking damages and disqualification from performing services for Company. Wien & Malkin LLP and Mr. Malkin are defending against these claims.







                Empire State Building and Observatory
                NOTES TO COMBINED STATEMENT OF INCOME


NOTE

  5.   Net real estate tax refund

Company concluded a real estate tax settlement with New York City covering the period July 1, 1992 through June 30, 2001 resulting in a total savings of $28,344,576, of which $26,004,965 was refunded in May 2001, and the balance, $2,339,611, will reduce assessments to be phased in over the next five years. Expenses attributable to the settlement amounted to $2,393,221, of which $2,327,062 was for legal fees, and the balance, $66,159, was for appraisal, accounting, filing fees and miscellaneous disbursements. Wien & Malkin LLP, received $1,163,531 of the total legal fees paid. A partner in Wien & Malkin LLP is a member in Company. Other required offsets to the refund were for tenant credits, and for overage rent adjustments for 1995 and 1996, resulting in net real estate tax refund of $19,001,383 for overage rent purposes.

  6.   Utility tax reduction

The reduction in utility tax of $602,434 represents the difference between the amount of New York State utility tax that had been accrued as opposed to the actual tax for the years 1993 through 1997 in accordance with a settlement reached with New York State (See footnote 4).

   7.  Warrants and Stock

In 2000, Company received shares of common stock and warrants from certain unrelated companies in exchange for permission for those companies to provide high speed internet access and other telecommunication services to the building. Company's lessor received an equal amount of shares and warrants. Company will receive from 5% to 10% of the revenues generated by such services from advertising and subscriptions with tenants of the building. There are restrictions as to the transfer of the stock, and neither the warrants nor the stock have an ascertainable value as of December 31, 2000 and 2001. Accordingly, these transactions are not reflected in the accompanying comparative statement of income.